82-3378

Province of British Columbia
British Columbia Securities Commission

02 JUN 20 AM 11:27

02042387

FORM 51-901F

QUARTERLY REPORT

SUPPL

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD.	(604) 244-9323	March 31, 2002	May 15, 2002

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon	Controller	(604) 244-9323

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

CERTFIICATE

The three schedules required to complete this Annual Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
T. A. (Terry) Ibbetson	T. A. (Terry) Ibbetson	May 11, 2002
James L. Swanson	James L. Swanson	May 11, 2002

dlw 7/5

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

Financial Support Discussion
Third Quarter ended March 31, 2001
Unaudited

Schedule A - Financial Statements

Attached are the following Financial Statements and their comparisons to the equivalent period a year earlier:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- And the Notes to the Financial Statements

Schedule B – Supplementary Information

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - Deferred Development Costs
  - General and Administrative Expenses;
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $136,800;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $1,213,910:

	Nine Months Ended Mar 31, 2002 $	Nine Months Ended Mar 31, 2001 $
Beginning Inventory	600,268	643,098
Purchase, Parts & Supplies	887,151	628,607
Direct Labour & Overhead	297,942	331,968
TOTAL INVENTORY	1,785,361	1,603,673
Less Ending Inventory	687,339	656,979
Cost of Goods Sold	1,098,022	946,694
Commission	115,888	121,661
Cost of Goods Sold and Commission	1,213,910	1,068,355

- A summary of Securities issued year-to-date;
- A summary of Options granted year-to-date;

- Particulars of the Authorized Capital, Shares issued and outstanding, Options, Warrants and Convertible Securities issued and outstanding, and Shares in Escrow;
- List of Officers:
  Gloria J. Davis
  Terence A. Ibbetson
  Rosalind C. Nishi
  James L. Swanson
- List of Directors:
  Eric J. Harris
  Terence A. Ibbetson
  Vincent L. Ready
  James L. Swanson

Schedule C – Management Discussion

1. CON-SPACE business:

The Company is engaged primarily in the development, manufacturing and marketing of a line of Industrial Communication products. Many of its products are used in noisy, hazardous and confined spaces while others are used to simplify and improve communication through two-way radios. Its products consist of both Hardline and Two-way Radio Accessory equipment. Business is conducted through domestic and international divisions and subsidiaries.

The Company, an ISO-9001 Certified Manufacturer, supplies industry, government, fire departments, police, rescue teams and the military worldwide.

All branches of the military within the United States as well as many militaries around the world are major customers of the Company and numerous projects are underdevelopment with many separate military groups.

The Company also has a growing number of OEM (Original Equipment Manufacturers) Customers that have CON-SPACE products built and Private Labeled specifically for them which they market to their own customers under their own label. This expanding OEM business is part of the Company's long term growth strategy as is the military business.

2. Discussion on Financial Statements:

The third quarter of fiscal year 2002, ended with sales of $706,514, representing a 3 1/4% increase over the previous year's $683,363 third quarter sales. Annual sales for the fiscal year 2002 of $2,159,494 represent an increase of 9% over the pervious year-to-date sales of $1,978,635.

The cost of raw materials decreased 4% in the third quarter to 54% from the second quarter of 58%, and substantially down from the 60% for the third quarter 2001. The year-to-date cost of raw materials indicate approximately a 2% rate of

increase from 54% for the year 2001 as compared to 56% for 2002. Operational expenses in the third quarter were reduced by $120,453, to a total of $312,173 compared with $432,626 for the third quarter 2001. This decrease continues to result from reduced salaries and wages, along with restricted expenditures in all discretionary areas. The resulting operating profit for the third quarter ending March 31, 2002 was $25,373 or $0.00 per share compared to $(120,532) or $(0.01) per share a year earlier. This is a $289,314 increase in operational profits year-to-date over the previous fiscal year.

Amortization decreased on deferred development costs this year. Actual amortization and depreciation decreased $21,068 to a total of $39,196 for this quarter compared to $60,264 during this period in the previous fiscal year. Year to date amortization has been reduced by $66,279.

The Net Profit, after amortization of deferred development costs and asset depreciation, ended at $(13,823) or $0.00 per share for the third quarter ended March 31, 2002, compared with a net profit (loss) of $(180,796) or $(0.02) per share one year ago. The overall increase in net profit is $355,593 over a year ago.

Further, capital expenditures for the third quarter were $32,157.

3. Major Expenses, Accounts Receivables, Inventory, and any unusual variances to Sales, Cost of Goods Sold, Foreign Exchange or Amortization:

   Accounting and office supplies and computer expenses decreased $14,152 during the third quarter 2002 for a total reduction of $26,698 over the previous year-to-date as the result of continued cost reductions in those areas. Interest costs and service charges decreased year-to-date to $112,567 as compared to $149,907 for the same period of 2001.

   Cost controls which were put into effect in fiscal 2001 to reduce the controllable expenses of advertising, travel and trade show activities to $66,856 resulting in a total decrease of $54,035 or 100% in these areas over fiscal 2001's year-to-date level of $120,891.

3. Major Contracts obtained or cancelled:

   The Company entered into a license agreement with Vital Sound, Inc. of the United States, to manufacture and distribute worldwide, a new product called the "Vital Sound". Vital Sound, Inc. is the patent holder for this devise and the Company did the design work on the product. This product should be ready for the market by the end of March 2002.

   Major projects with the US Navy continue to be worked on including the use of the Company's equipment in Gas Free Environments. Eighteen pages of the Navy and Marine new training documentation are dedicated to the CON-SPACE equipment and its use.

Numerous other military projects are in process as are negotiations on a number of other OEM contracts.

5. Financings and Use of Proceeds:

   No financings took place during the nine months of fiscal 2002, but the Company continues its search for additional capital.

6. Investor Relations activities:

   The Company currently handles its own investor relation activities internally with no specific employee being designated as an Investor Relations Officer. All costs related to Public Company Expenses relate to filing, sustaining, SEDAR and legal fees. The Company does not advertise its stocks or itself as an investment opportunity to the investment market. Further, no funds were expended on Investor Relations activities during the quarter with the exception of preparation and mailings of Shareholder reports, newsletters and notice for the Annual General Meeting on November 15, 2001.

7. Related Party transactions:

   The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. This agreement remains in effect at its original amount.

   The were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

8. Legal Proceedings, Contingent Liabilities, Defaults and concerns with Working Capital:

   Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

   Working capital remains tight and a continual effort to control expenditures is in effect. The Company continues to look for a private placement investment to allow for an increase in expected growth.

   The Company had submitted documentation to its US Lawyers for formal SB-1 registration with the SEC in the United States, but due to tight cash flow has put this process on hold.

   On January 4, 2001 CDNX approved a five-year extension to the Company's escrow shares. The expiry date is now December 31, 2006. The Company applied for and received approval in February 2002 on the conversion of the escrow shares to a time release formula.

During the fourth quarter of fiscal 2001 the Bank of Montreal (BoM) decided to reduce the available line of credit to the Company by $100,000 from $400,000 to $300,000. The agreed to plan was to reduce the line by $20,000 per month for five months with the new line set at $300,000 as of October 25, 2001. An offer to all three banks was made to convert their debt to equity. All three banks turned down this offer. To meet the BoM payment demand, the Company suspended payments to the Western Economic Diversification (WED) program and to the Development Bank of Canada (BDC). Todate the BoM has reduced the Company's line to $330,000 and as of January 2002 payments again are being made to WED and BDC. BDC has accepted a repayment schedule from the Company and intends to review the Company's financial position again in July 2002. The Company plans on continuing to meet its comments and catch up its arrears to WED and BDC as quickly as possible.

9. Other relevant items that may impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions:

   During fiscal 2000 a new Company, CON-SPACE Technologies Inc., was incorporated to take over all manufacturing as of July 1, 2000 but the actual date of start up has been postponed due an attempt to keep expenses to a minimum.

10. Items subsequent to the quarter close:

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2002

(PREPARED BY MANAGEMENT)

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET March 31, 2002 & June 30, 2001
(Prepared by Management)

	March 31 2002 $	June 30 2001 $
ASSETS		
CURRENT ASSETS		
Cash	(38,986)	38,634
Accounts Receivable (Note 9)	447,322	479,478
Inventory (Note 4)	687,340	600,268
Prepaid Expenses	33,697	17,936
	1,129,373	1,136,316
DEFERRED FINANCING COSTS	---	---
CAPITAL ASSETS (Note 5)	207,654	193,461
DEFERRED DEVELOPMENT COSTS (Note 6)	56,402	134,034
	1,393,429	1,463,811
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	387,841	386,640
Bank Indebtedness (Note 9)	288,449	421,121
Current Portion LTD (Note 10)	263,070	211,506
	939,360	1,019,267
LONG TERM DEBT		
Loan (Note 10)	568,248	623,512
	1,507,608	1,642,779
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	2,083,786	2,083,786
DEFICIT	(2,197,965)	(2,262,754)
	(114,179)	(178,968)
	1,393,429	1,463,811

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President

James L. Swanson, Chairman

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIODS ENDED MARCH 31, 2002 & MARCH 31, 2001
(Prepared by Management)

	3 months ended March 31, 2002 $	YTD ended March 31, 2002 $	3 months ended March 31, 2001 $	YTD ended March 31, 2001 $
SALES	706,514	2,159,494	683,363	1,978,635
COST OF GOODS SOLD	383,948	1,213,910	414,683	1,068,355
GROSS MARGIN	322,566	945,584	268,680	910,280
OTHER INCOME - Other (Note 13)	14,750	86,646	13,700	53,656
- Foreign Exchange	230	73,489	29,714	7,137
	337,546	1,105,719	312,094	971,073
OPERATING EXPENSES				
Accounting and Legal	7,243	25,121	5,490	36,428
Advertising and Promotion	13,446	32,443	7,749	43,895
Bad Debts	36	(2,168)	137	137
Insurance	5,950	17,085	3,767	14,862
Interest and Service Charges	26,226	112,567	60,935	149,907
Management & Consulting Fees	40,248	117,293	43,925	96,245
Miscellaneous	681	1,397	4,538	6,427
Office Rent	14,369	45,325	21,461	36,928
Office Supplies & Computer	9,751	29,821	25,656	45,212
Postage and Freight	7,989	12,930	4,777	11,499
Production Expenses	11,210	15,743	18,957	19,690
Regulatory and Filing Fees	5,984	21,339	8,558	37,497
Salaries, Wages and Benefits	129,999	390,771	166,844	439,650
Telephone and Fax	6,306	17,927	11,407	24,380
Travel and Accommodation	8,934	23,051	14,286	44,460
Trade Show and Meeting	4,673	11,362	17,873	32,536
Utilities	1,650	4,257	2,166	2,752
Repair & Maintenance	1,832	6,908	---	---
Vehicle Expenses	15,646	43,078	14,100	38,413
	312,173	926,250	432,626	1,080,918
PROFIT BEFORE AMORTIZATION	25,373	179,469	(120,532)	(109,845)
AMORTIZATION	(39,196)	(114,680)	(60,264)	(180,959)
NET (LOSS) AND DEFICIT	(13,823)	64,789	(180,796)	(290,804)
DEFICIT, BEGINNING OF PERIOD	(2,184,142)	(2,262,754)	(2,052,050)	(1,942,042)
DEFICIT, END OF PERIOD	(2,197,965)	(2,197,965)	(2,232,846)	(2,232,846)
OPERATING PROFIT PER SHARE	0.00	0.02	(0.01)	(0.01)
NET PROFIT (LOSS) PER SHARE	0.00	0.01	(0.02)	(0.03)

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2002 & MARCH 31, 2001
(Prepared by Management)

	3 months ended March 31, 2002 $	YTD ended March 31, 2002 $	3 months ended March 31, 2001 $	YTD ended March 31, 2001 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	(13,823)	64,789	(180,796)	(290,804)
Plus Amortization	39,196	114,680	60,264	180,959
	25,373	179,469	(120,532)	(109,845)
Net changes in non-cash operating accounts				
Accounts Receivable	24,846	32,156	135,739	119,117
Inventory	(55,382)	(87,072)	46,871	(13,879)
Prepaid Expenses	(5,550)	(15,761)	7,095	(11,838)
Accounts Payable	59,611	1,200	(10,199)	50,077
Operating Bank Loan	(18,726)	(132,672)	(45,373)	(19,513)
	30,172	(22,680)	13,601	14,119
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(32,157)	(51,241)	1,236	(5,232)
Increased in deferred product development costs	---	---	---	---
	(32,157)	(51,241)	1,236	(5,232)
FINANCING ACTIVITIES				
Deferred Financing Costs	---	---	---	---
Loan Long Term	(25,961)	(3,699)	(53,236)	(144,509)
Issuance of Share Capital	---	---	22,200	22,200
	(25,961)	(3,699)	(31,036)	(122,309)
INCREASE (Decrease) IN CASH	(27,946)	(77,620)	(16,199)	(113,422)
CASH, beginning in period	(11,040)	38,634	(34,220)	63,003
CASH, end of period	(38,986)	(38,986)	(50,419)	(50,419)

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE NINE MONTHS ENDED MARCH 31, 2002

1. NATURE OF OPERATIONS

The Company is engaged primarily in the development and marketing of a line of Industrial Safety Communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company, its wholly-owned Canadian subsidiary, Con-Space Technologies Inc., its wholly-owned U.S. subsidiary, CON-SPACE COMMUNICATIONS INC., and its wholly-owned U.K. subsidiary CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis.

c) Amortization of capital assets

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Vehicle	Straight line over five years
Trademarks	Straight line over life of trademark
Leasehold improvements	Straight line over five years

d) Deferred product development

New product development costs, where the product has not gone into commercial production, including allocations for administration and overhead are recorded as period costs. In prior years, certain costs were deferred and amortized on a straight-line basis over three to five years.

2. SIGNIFICANT ACCOUNTING POLICIES - cont'd

d) Deferred product development - cont'd

The unamortized balance of deferred costs recorded in the balance sheet represent a carrying value which is being charged to income through amortization on a systematic basis. It does not necessarily, nor is it intended to represent, net recoverable value of the deferred costs which is dependant on market conditions. If it is determined by management that the carrying value of development costs will not be realized through the market for the products, costs will be written-off upon such determination.

e) Foreign exchange

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

f) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the life of the trademarks.

g) Cost of goods sold

Cost of goods sold consist of materials, labor and overhead costs associated with the manufacture of the Company's products.

h) Earnings per share

Fully diluted earnings per share has not been disclosed in these financial statements as the effect is anti-dilutive. Earnings per share is calculated using the weighted average number of shares outstanding during the quarter 8,189,980.

i) Related party transactions

Related party transactions are recorded at their exchange amounts which approximate fair market value.

2. SIGNIFICANT ACCOUNTING POLICIES - cont'd

j) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to deferred product development costs, the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

k) Risk management

The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. The Company is exposed to credit risks as a result of sales made to foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk.

l) Future income taxes

The Company follows the "future income tax" method of recognition, measurement, presentation and disclosure of income and refundable taxes in an enterprise's financial statements. The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.

Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principles is that in the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

As the Company has not met the criteria for recognition as an asset of potential future tax recoveries, no future tax benefits have been recorded in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES - cont'd

m) ISO 9001 certification

The Company was renewed for the ISO 9001 certification during the year 2001. All consulting expenses relating to the certification were and continue to be expensed as incurred.

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The Company's carrying amounts for long-term debts approximates their fair values based on financing terms available to the Company on the measurement dates.

4. INVENTORY

	March 2002 $	March 2001 $
Parts and supplies	104,691	203,137
Work in progress	163,033	150,145
Finished goods	419,615	303,696
	687,339	656,978

(See Note 9)

5. CAPITAL ASSETS

	March 2002 $			March 2001 $
	Cost	Amortization	Net	Net
Tools and test equipment	140,069	85,012	55,057	64,801
Furniture and equipment	110,990	81,573	29,417	37,236
Computer equipment	121,545	96,942	24,603	34,376
Software	60,397	33,926	26,471	22,152
Vehicle	14,496	14,496	-	-
Trademarks	79,160	13,021	66,139	24,352
Leasehold improvements	32,436	26,469	5,967	12,457
	559,093	351,439	207,654	195,374

6. DEFERRED PRODUCT DEVELOPMENT COSTS

	March 2002 $	March 2001 $
Market development	145,361	145,361
Product development	1,643,494	1,643,494
Product safety approvals	70,680	70,680
	1,859,535	1,859,535
Less accumulated amortization	1,803,133	1,678,711
	56,402	180,824

In prior years, the Company was engaged in the development of new lines of products and capitalized related costs **(Note 2(d)).** During the current year product development was primarily for enhancements to existing lines.

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:

i)	50,000,000	common shares without par value
ii)	20,000,000	second common shares without par value
iii)	5,000,000	Class "A" preferred shares with a par value of $0.001 per share
iv)	100,000,000	Class "B" preferred shares with a par value of $1.00 each

b) Issued

	March 2002		June 2001	
	# of Shares	$	# of Shares	$
Balance, beginning of year	8,189,980	2,083,786	8,016,486	2,041,213
Issued during year for cash:				
Debt settlement i)	---	---	92,000	22,500
Finance fee ii)	---	---	81,494	20,073
	8,189,980	2,083,786	8,189,980	2,083,786

7. SHARE CAPITAL - cont'd

i) There were no financing activities during the first nine months of fiscal 2002 ended March 31, 2002.

ii) On February 15, 2001, the Company issued 92,000 common shares at a deemed value of $0.25 per share to employees of the Company as debt settlement. Total deemed net proceeds of $22,500 include share issue costs of $500.

iii) On January 10, 2001, the Company issued 81,494 common shares at a deemed value of $0.25 per share to two directors for financing fees. Total deemed proceeds of $20,073 include share issue costs of $300.

c) Director and employee stock options outstanding are as follows:

	Number of Options	Exercise Price	Expiry Date
Directors	400,000	$0.60	Expired Feb 28, 2002
Employees	72,500	$0.60	Expired Feb 28, 2002
	531,000		

A new plan is being considered to replace options expired in February 2002.

d) Escrow and restricted shares

2,650,000 common shares are held in escrow subject to release only upon approval of regulatory authorities under an earn-out formula based upon cash flow generated by the Company. Application has been made to change this provision to a to time released formula. Approval to release escrow shares on a time based formula was granted in February 2002.

8. RELATED PARTY TRANSACTIONS

The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a company controlled by two Directors. This agreement is subject to an annual review by the Board of Directors.

9. BANK INDEBTEDNESS

	March 2002 $	March 2001 $
Bank indebtedness	288,449	339,331

Line of credit from the Bank of Montreal in the amount of $400,000 with interest charged at the bank's prime rate plus 2%. All amounts greater than the limit incur interest at 21%.

On June 9, 2001, the bank initiated a reduction of the credit line available to the Company. Under the requirements, the line of credit is to be reduced by $20,000 per month for five months beginning on June 25, 2001.

Reductions in the line were forgone by the Bank of Montreal for the months of September and October, with the line available at $340,000 at December 31, 2001. An addition reduction of $10,000 was done in January 2002 leaving the line available at $330,000 to date.

To secure the indebtedness, the bank has a general security agreement covering all assets of the Company with additional security covering inventory and accounts receivable together with an assignment of insurance proceeds on certain assets pledged.

10. LONG-TERM DEBT

	Mar 2002 $	Mar 2001 $
Government of Canada:		
Western Economic Diversification Repayment terms: Monthly installment of $4,000 to June 1, 2003. Payments include interest at a floating rate currently at approximately 6.5% per annum. **(See (i) below)**	127,270	93,546
Bank of Montreal		
Demand loan bearing interest at prime plus 1%. paid monthly with principal payments beginning July 1, 1998 of $1,250 per month for ten years.	93,750	108,750

10. LONG-TERM DEBT - cont'd

	Mar 2002 $	Mar 2001 $
Business Development Bank of Canada:		
Term loan with principal repayments of 60 consecutive monthly installments of $6,750 commencing July 23, 2000. Interest is payable monthly at 2% above the bank's floating base rate.		
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998 **(see (i) below)**.	409,464	391,500
Term loan with principal repayments of 47 consecutive monthly installments of $3,500 commencing January 23, 2000 and 1 final payment of $1,900 on December 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate.		
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid **(see (i) below)**.	164,100	155,900
Bank of Montreal:		
Small business improvement loan bearing interest at prime plus 2.75%. Principal repayments are $1,496 per month commencing May 1, 1998.	19,448	35,904
Small business improvement loan bearing interest at prime plus 2.75% . Principal repayments are $1,666 per month commencing April 30, 1999.	17,286	38,744
	831,318	824,374
Less: current portion	263,070	219,044
	568,248	605,330

10. LONG-TERM DEBT - cont'd

i) Subsequent to the year end the Company did not make monthly principal repayment as required for the loans from the Government of Canada and the Business Development Bank of Canada. The Company has made informal arrangements to defer repayment terms of the loans with the respective parties. As at the report date, the lenders have not made formal demand for repayment.

Estimated principal payments due in each of the next five years:

	$
2002	216,406
2003	208,395
2004	192,317
2005	123,800
2006 and thereafter	99,000
	839,918

The Western Economic Diversification program places various restrictions upon the Company. The major restrictions are as follows:

1. Repayment of shareholder loans to be pre-approved by Western Economic Diversification.

2. Five percent of any new share capital issued for cash to be applied against outstanding principal.

3. Restrictions on certain shareholders' stock trading.

11. COMMITMENTS

The Company has operating lease commitments for office premises, vehicles and equipment requiring payments in each of the next five years as follows:

	$
2002	52,186
2003 *	Nil
2004	Nil
2005	Nil
2006	Nil

* The leases for vehicles and equipment expire at various dates to 2002. The lease for the office premises expires on July 2002, management anticipates renewal of the leases upon expiration.

12. LOSS CARRY FORWARDS

The Company has available consolidated losses totaling approximately $316,000 which may be carried forward to apply against future income for tax purposes. These losses expire at various dates between 2002 and 2008. Other discretionary deductions available total approximately $587,000.

The Company has not recorded the potential future income tax benefit associated with the above loss carry forward or future deductions.

13. OTHER INCOME/GOVERNMENT GRANTS

In the fiscal year to date the Company received $998 in Canadian government grants for marketing and tradeshows attended in the United Kingdom (2001- $44,178).

14. COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with current presentation.

02 JUN 20 AM 11:27

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

Volume 10, Issue 3 May 2002

THIRD QUARTER NEWSLETTER & FINANCIAL REPORT

LETTER FROM MANAGEMENT

Another eventful quarter that saw our YTD profitability increase significantly proving that our fiscal restraint program is working. We have seen a 9% increase in sales in spite of what is happening to other Tech companies, which is a real credit to our staff, to our many loyal customers and to our ever growing customer base.

The past quarter saw major changes, most notably the ramp-up to manufacture our newest product, the Vital Sound Headset. After months of development and experimentation the new product took shape and in March we were proud to ship our first production unit. I am delighted to report that this resulted in an order for 2500 units to be delivered in stages by June 30th. Just what the doctor ordered!! Field response for the Vital Sound is meeting expectations and proving that our decision to handle this unique device was the right one.

CON-SPACE communication products continue to dominate the Rescue market which provides a significant portion of our revenue. New products are attracting both new and existing customers and are opening fresh markets for CON-SPACE. As a device targeted specifically for paramedics and EMS personnel, the Vital Sound Headset is destined to be a major revenue provider for the coming year. We invite you to visit our web site and see for yourself how simple it is and how useful it can be to its targeted users. Also, if you know someone who can use the Vital Sound, tell them it can now be purchased with a credit card through our web site.

Trade shows attended in the past quarter have focused heavily on Domestic Preparedness and the interest in all products offered by CON-SPACE is at an all-time high. All Communities around the United States are preparing to establish First Responder Teams as part of a mandatory Federal requirement. The grant money for each Community is starting to trickle down as the Homeland Security Agency comes to terms with its primary objective, to be prepared for terrorist attacks. We expect significant growth from these actions, which are influencing other Countries to form their own internal First Responder Teams.

Our program to manufacture products for other companies now accounts for nearly 20% of sales. New contracts have been signed or are in process and we expect that the growth in this sector of our business will continue to expand. The CON-SPACE Throat Mic is on its way to becoming an "Industry Standard" based on the fact that we now supply several of the major suppliers in both the Safety and Communication Industries. We have also had serious inquiries from the Military.

All in all, the business of CON-SPACE continues to grow and be profitable. The last quarter is living up to expectations and we expect to come out of this fiscal year fully prepared to start another equally successful year. We thank you as always for your support and invite you to call or visit our facilities at any time.


CON-SPACE
Safety in Communication

Inside This Issue

Bomb Disposal Kit



COMMENTS FROM THE SALES DEPARTMENT

In recent months a lot has been discussed and written about our new products, such as the Vital Sound and the improved SR65i Radio Accessory. It's exciting to watch these products develop and they certainly have created a buzz in our distribution channel. Energy and time has been invested into releasing the new products, but not at the expense of our original product line, the Portable Hardline Intercom System.

Sales and management has made it a priority not to lose focus on this very important product line that has taken years to develop. Recent initiatives have resulted in successes outside of the original concept for the Hardline gear, Confined Space entry communications. The expanded "outside the hole" use of the Hardline has resulted in sales activity in the Airline, Construction, Law Enforcement and Rescue Markets.

The Airline Maintenance industry has long relied on CON-SPACE for their Fuel Cell Entry Program, however other interesting and lucrative uses for the product have begun to emerge. Our Portable Intercom System is ideal for use in large hangers where the original gantries have had to be removed due to the complex variety of aircraft used by today's Airlines, Military and Air Cargo Companies. In most cases necessary intercom systems had been built into the gantries to allow workers to communicate during complicated repairs on very expensive airplanes. This link can now be easily restored using CON-SPACE. In fact it will give maintenance facilities greater versatility than they have ever experienced before.

In construction we have successfully sold our product for use in tall tower cranes. Law Enforcement agencies have seen the unique properties of the Hardline ideal for use in Bomb Disposal. In Rescue, where CON-SPACE rules the Confined Space Rescue Communication Market, new uses of our product have begun to emerge such as trench rescue, high angle and mass decontamination.

For these reasons and more, the CON-SPACE Hardline Intercom System will remain a key product for CON-SPACE long into the future.

YEAR TO DATE RESULTS

Sales to date for the fiscal year 2002 of $2,159,494 represent an increase of 9% over the previous year-to-date sales of $1,978,635 for the same period, giving a net profit of $64,789 or a $355,593 increase over the same period last year.

The third quarter ended with sales of $706,514, representing a 3.25% increase over the previous year's third quarter sales of $683,363. Operational expenses in the third quarter were reduced by $120,453, resulting in an operating profit for the third quarter of $25,373 or $0.00 per share compared to loss of $(120,532) or $(0.01) per share a year earlier. This is a $289,314 increase in operational profits year-to-date over the previous fiscal year.

Amortization decreased on deferred development costs this year. Actual amortization and depreciation decreased $21,068 to a total of $39,196 for this quarter compared to $60,264 during this period in the previous fiscal year. Year-to-date amortization has been reduced by $66,279.

The Net Profit, after amortization of deferred development costs and asset depreciation, ended at $(13,823) or $0.00 per share for the third quarter ended March 31, 2002, compared with a net profit (loss) of $(180,796) or $(0.02) per share one year ago. This results in an overall increase in net profit of $355,593 over the same period in the last fiscal year.


QUARTERLY SALES
DOLLARS
BY QUARTER


THIRD QUARTER SALES COMPARISON
DOLLARS
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
FISCAL YEAR

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	March 31 2002	June 30 2001
ASSETS		
Current Assets	$ 1,129,373	$ 1,136,316
Deferred Financial Costs	-	-
Capital Assets (Net Amortization)	207,654	193,461
Deferred Product Development Costs (Net Amortization)	56,402	134,034
Total Assets	$ 1,393,429	$ 1,463,811
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	$ 939,360	$1,019,267
Long Term Debt	568,248	623,512
Shareholders' Equity	(114,179)	(178,968)
Total Liabilities and Equity	$ 1,393,429	$ 1,463,811

CONSOLIDATED INCOME STATEMENTS	Nine Months Period Ended March 31 2002	Nine Months Period Ended March 31 2001
Sales	$ 2,159,494	$ 1,978,635
Costs of Goods Sold and Commissions	(1,213,910)	(1,068,355)
Other Income	160,135	60,793
Operating Expenses	(926,250)	(1,080,918)
Operating Profit (Loss)	179,469	(109,845)
Depreciation	(114,680)	(180,959)
Net Profit (Loss)	$ 64,789	$ (290,804)
Net Operating Profit (Loss) per Common Share	$ 0.02	$ (0.01)
Net Profit (Loss) per Common Share	$ 0.01	$ (0.03)

CON-SPACE Communications Ltd. designs, manufactures and distributes specialty communication and alarm equipment for industrial, rescue and military operations that are in and around confined spaces and hazardous atmospheres. Its many products allow users to fully comply with federal regulations governing hazardous workplaces. The equipment manufactured is Intrinsically Safe Approved in Canada, the United States and Europe. In addition, full mining approval has been received in North America.

CON-SPACE also manufactures special two-way radio accessory equipment and products private labeled for other companies to be sold through their distribution networks. An ongoing program of R & D is in place to improve current products and develop new items for this highly specialized market.

CON-SPACE Communications Ltd. operates a wholly owned U.S. subsidiary, CON-SPACE Communications Inc. and a UK subsidiary, CON-SPACE Communications (UK) Ltd. Each company is responsible for the sales of all CON-SPACE products within their respective countries. There is also an operating division, CON-SPACE International, which is responsible for the sales of CON-SPACE products internationally.

Shareholder Relations

James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent

CIBC Melon Trust Company
1066 West Hastings
Ste. 1600, The Oceanic Plaza
Vancouver, B.C. V6E 3X1

Corporate Head Office

505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors

James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director

Trading Symbol CCB

Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

The "**CON-SPACE**", and *"Safety in Communication"* are registered trademarks of **CON-SPACE** Communications Ltd.

Website: www.con-space.com

E-mail: info@con-space.com
invest@con-space.com
sales@con-space.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

CON-SPACE adds new corporations and / or organizations to our ever increasing list of customers.

- Intel Corp
- Ground Syst Div - Military
- Aleyeska Pipeline
- Coates Screen
- Volusia Fire Training Cntr
- Telex Communications
- Oklahoma Cty Dist
- Corpus Christi Eqpmnt Co.
- Orange County EPA
- BP Oil - UK
- Dungeness "A" Pwrstn - UK
- NC Domestic Prep
- Progressive Indstrl Equip - Singapore
- Pinpoint Integrated Sys - Military
- Reactor Services Inc
- Megna Medical Syst
- Zone Industrial
- Henry Cty GA Rescue
- CDF Academy
- Knoxville EMA
- Tri-Community Rescue
- Seacor Marine Inc
- Wright Rescue Systems
- Marquette Cnty Hazmat
- Central Arizona Project
- Aylesford Newsprint - UK
- Travis AFB
- Canadian FB-Esquimalt
- EMI Safety & Rescue
- Phillips Petroleum
- Stockston F. D.Support
- Apple Valley FP Dist
- St. Anne Police Dept
- Hagolshim - Israel
- Urbana Fire Rescue
- Greater Vancouver Dist
- Texas A & M
- B. C. Ferries
- Tennessee Valley Auth.
- NASA
- Haagen Daz Ice Cream
- Federal Express
- Breyers Ice Cream
- Monsanto
- Cruise Line Agencies AK
- Kraft General Foods
- Eli Lilly
- BP Amoco - Alaska
- Reda - Saudi Arabia
- Van Protecteur - Taiwan
- St. Luke's Hospital
- Stanley Tools
- Lockheed Martin - Cape Canaveral
- Beijing Marine - China

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to:
jswanson@con-space.com.

If you would like to speak to our Chairman directly, please call Jim Swanson at **(800) 755-2528** or **(604) 244-9323.**

****

We welcome your comments, questions and suggestions.
Telephone (604) 244-9323
Email: invest@con-space.com
Website: **www.con-space.com**


MAIL